Financial Statements of

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

For the years ended December 31, 2005, 2004 and 2003

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Northern Canadian Minerals Inc.

We have audited the balance sheets of Northern Canadian Minerals Inc. as at December 31, 2005 and December 31, 2004 and the statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

The audited statements of operations and cash flows for the year ended December 31, 2003 were examined by another auditor who expressed an opinion without reservation on those statements in his report dated February 29, 2004.

signed: “DALE MATHESON CARR-HILTON LABONTE”

Vancouver, Canada

      Chartered Accountants

April 11, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 11, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

signed: “DALE MATHESON CARR-HILTON LABONTE”

Vancouver, Canada

      Chartered Accountants

April 11, 2006

Tony M. Ricci Inc.

Chartered Accountant

Suite 1304

          925 West Georgia St.

Vancouver, B.C.

V6C 3L2

Tel: (604) 669-3013

Fax: (604) 669-3015

AUDITOR’S REPORT TO THE SHAREHOLDERS

I have audited the the statements of operations and deficit and cash flows of American Nevada Gold Corp. (formerly Mask Resources Inc.)  for the year ended December 31, 2003.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada and auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), I report that, in my opinion, these principles have been applied on a consistent basis.

 “Tony M. Ricci Inc.”

CHARTERED ACCOUNTANT

Vancouver, Canada

February 29, 2004

COMMENTS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those referred to in Note 1 of these financial statements. My report to the shareholders dated February 29, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“Tony M. Ricci Inc.”

CHARTERED ACCOUNTANT

Vancouver, Canada

February 29, 2004

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Balance Sheets

December 31, 2005 and 2004

(In Canadian Dollars)

	2005	2004

Assets

Current assets:
Cash	$ 542,049	$ 200,301
Restricted cash (note 10)	1,071,560	-
Other receivables	16,010	3,583
Prepaid expenses	10,000	614
	1,639,619	204,498

Property and equipment (note 3)	8,355	4,142

Interest in unproven mineral properties (note 4)	369,138	388,200
	$ 2,017,112	$ 596,840

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 122,753	$ 9,630

Shareholders' equity:
Share capital (note 5)	5,474,762	3,481,668
Contributed surplus (note 5(f))	143,669	98,895
Deficit	(3,724,072)	(2,993,353)
	1,894,359	587,210
	$ 2,017,112	$ 596,840

Nature of operations (note 1)

Commitments (note 10)

Subsequent events (note 11)

See accompanying notes to financial statements.

On behalf of the Board:

“Praveen Varshney”

  Director

“Aly Mawji”

  Director

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

	2005	2004	2003

Revenues:
Interest	$ 1,714	$ 586	$ 1,706

Expenses:
Advertising, promotion and travel	49,374	13,938	8,574
Amortization	1,903	1,049	318
Bank charges and interest	795	497	1,071
Consulting	2,000	–	29,370
Management fees	60,000	60,000	60,000
Office, rent and administration	57,603	42,373	50,233
Professional fees	30,668	17,217	13,056
Regulatory and transfer agent	62,696	20,004	14,105
Stock-based compensation (note 6)	44,774	52,497	–
Wages and benefits	21,670	20,276	40,529
	331,483	227,851	217,256

Net loss for the year before other item	(329,769)	(227,265)	(215,550)

Other item:
Write-off of interest in unproven mineral properties (note 4)	(400,950)	–	(281,832)

Net loss for the year	(730,719)	(227,265)	(497,382)

Deficit, beginning of year, as previously reported	(2,993,353)	(2,720,680)	(2,223,298)

Adjustment to reflect change in accounting for
employee stock options (note 2(i))	–	(45,408)	–

Deficit, beginning of year, restated	(2,993,353)	(2,766,088)	(2,223,298)

Deficit, end of year	$ (3,724,072)	$ (2,993,353)	$ (2,720,680)

Basic and diluted loss per share	$ (0.09)	$ (0.04)	$ (0.10)
Weighted average number of common shares	8,288,201	5,623,238	4,762,583

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

	2005	2004	2003
Cash provided by (used in):
Operations:
Net loss for the year	$ (730,719)	$ (227,265)	$ (497,382)
Items not involving cash:
Amortization	1,903	1,049	318
Stock-based compensation	44,774	52,497	–
Write-off of interest in unproven mineral properties	400,950	–	281,832
Change in non-cash operating working capital:
Other receivables	(12,427)	(1,461)	12,110
Prepaid expenses and deposits	(9,386)	28	(642)
Accounts payable and accrued liabilities	113,123	(21,362)	25,109
	(191,782)	(196,514)	(178,655)

Investing:
Acquisition of interest in unproven mineral properties	(151,888)	–	(46,532)
Purchase of property and equipment	(6,116)	(3,389)	(2,120)
	(158,004)	(3,389)	(48,652)

Financing:
Restricted cash	(1,071,560)	–	–
Advances from (to) related parties	–	10,170	(10,170)
Shares issued for cash, net of share issuance costs	1,763,094	357,450	–
	691,534	367,620	(10,170)
Increase (decrease) in cash	341,748	167,717	(237,477)
Cash, beginning of year	200,301	32,584	270,061
Cash, end of year	$ 542,049	$ 200,301	$ 32,584

Supplementary information:
Interest paid in cash	$ -	$ –	$ –
Income taxes paid in cash	$ -	$ –	$ –
Non-cash transactions:
Share issuance costs recorded in accounts payable and accrued liabilities (note 5(b))	$ 88,269	$ –	$ –
Shares issued on acquisition of interest in mineral properties (note 4(a))	230,000	–	–

See accompanying notes to financial statements.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 1

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

1.

Nature of operations

During the year ended December 31, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five old shares to one new share.  The Company is listed on the TSX Venture Exchange (“TSX-V”). Subsequent to December 31, 2005 the Company’s common shares have also been listed on the Frankfurt Stock Exchange.

The Company’s principal business activities are the exploration and development of precious and base mineral resource properties. These financial statements have been prepared on the going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. Operations to date have been primarily financed by equity and debt financing transactions. The Company’s future operations are dependent upon the Company’s ability to obtain adequate financing from lenders, shareholders and other investors, and to generate future profitable operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown as option to earn an interest in unproven mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as indicated in note 12, they also comply, in all material respects, with United States generally accepted accounting principles (“US GAAP”).

(a)

Use of estimates:

The preparation of financial statements in conformity with Canadian GAAP principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to the determination of impairment to property and equipment and unproven mineral property interests, useful lives for amortization, determination of fair value for stock based transactions, and allocations of exploration and related overhead costs to specific property interests. As a result, actual results could significantly differ from those estimates.

(b)

Fair value of financial instruments:

The carrying amounts of cash, restricted cash, other receivables and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 2

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(b)

Fair value of financial instruments (continued):

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

(c)

Foreign currency translation:

The functional currency of the Company is the Canadian dollar. Monetary items are translated into Canadian dollar equivalents at the exchange rates prevailing at the balance sheet date. Non-monetary items are translated at historical rates. Revenue and expense items are translated at rates prevailing on the transaction dates. Exchange gains and losses arising on translation are included in operations for the year.

(d)

Property and equipment

Property and equipment are recorded at cost. The Company amortizes its property and equipment using the declining balance method as follows:

Computers

30% per annum

Furniture

20% per annum

Leasehold improvements

term of lease

In the year of acquisition, only one-half of the normal amortization is recorded.

(e)

Long-lived assets and Intangibles

The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate of recoverable value.

(f)

Interest in unproven mineral properties

Acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Acquisition costs include the cash consideration and the fair market value of common shares issued for the option to earn an interest in unproven mineral properties.  An option acquired

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 3

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(f)

Interest in unproven mineral properties (continued):

under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, is recorded in the accounts at the time of payment.

On an on-going basis, the Company evaluates the status of its options based on results to date by undertaking geological consulting and reviewing geological reports and findings, to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on the property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

The amounts shown for interest in unproven mineral properties reflect costs incurred to date and are not intended to reflect present or future values.

Under Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3062, mining assets without established mineral reserves are required to be classified as intangible assets.  Intangible assets with indefinite useful lives should be tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

Under CICA Handbook section 3061 and Emerging Issue Committee Abstract (“EIC”) 126 mining enterprises that have not established mineral reserves are not precluded from considering exploration costs to have characteristics of property, plant and equipment.  Therefore, the mining properties may initially be capitalized under CICA Handbook section 3061 property, plant and equipment.  Such assets would then be tested for impairment in accordance with the provisions of Impairment of long-lived Assets, CICA Handbook section 3063.

The Company has interpreted the adoption of CICA Handbook Section 3062 in a manner that the Company has determined that it is not required to change its accounting for the cost of its mining assets and the exploration of these assets. There is no material difference to the financial statements of the Company for the years ended December 31, 2005, 2004 and 2003 under either of the above classifications.

 (g)

Share issuance costs:

The costs of issuing shares are applied to reduce the stated value of such shares.

 (h)

Loss per share:

Loss per share figures are calculated based upon net loss attributable to common shareholders using the weighted average number of common shares outstanding during the respective years.  The Company follows the treasury stock method for calculating diluted earnings (loss) per share. This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at average market price during the year.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 4

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(h)

Loss per share (continued):

Diluted earnings per share, which assumes the exercise of all dilutive options and warrants, has not been presented as the impact of outstanding warrants and options would be anti-dilutive.

(i)

Stock based compensation:

The Company has a stock-based compensation plan, which is described in note 5(e).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, effective January 1, 2004 the Company has retroactively applied this change in accounting for the fair value based method of all employee stock options granted on or after January 1, 2002 as adjusted to the opening deficit balance at January 1, 2004 in the amount of $45,408.

(j)

Income taxes:

Income taxes are accounted for using the asset and liability method pursuant to CICA Handbook Section 3465, Income Taxes. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on future income taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(k)

Flow-through common shares:

Interest in unproven mineral properties for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. Share capital is reduced and future income tax liability is increased by the estimated tax benefits that are transferred to the investors.

In fiscal 2004, the Company adopted EIC 146 “Flow-Through Shares” that dictates the accounting treatment on renunciation of the tax deductibility of the qualifying expenditures that give rise to taxable temporary differences. When the Company renounces flow-through

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 5

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

2.

Significant accounting policies (continued)

(k)

Flow-through common shares (continued):

expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of income taxes in the statement of operations.

(l)

Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

(m)

Asset retirement obligations:

The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated.

(n)

Risk management:

Environmental risk:

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

Interest rate and credit risk:

The Company is not exposed to significant interest rate or credit risk.

3.

Property and equipment

2005				2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer	$ 7,331	$ 2,883	$ 4,448	$ 5,509	$ 1,367	$ 4,142
Furniture	1,772	177	1,595	–	–	–
Leasehold improvements	2,522	210	2,312	–	–	–
	$ 11,625	$ 3,270	$ 8,355	$ 5,509	$ 1,367	$ 4,142

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 6

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

4.

Interest in unproven mineral properties

A summary of interest in unproven mineral properties and deferred exploration is as follows:

	Uranium Properties	Pamlico	Gold Bar	Total

Acquisition costs:
Balance, December 31, 2003 & 2004	$ –	$ 71,750	$ 71,750	$ 143,500
Additions during the year	305,000	–	–	305,000
Write-off of interest in unproven mineral properties		(71,750)	(71,750)	(143,500)
Balance, December 31, 2005	305,000	–	–	305,000

Deferred exploration:
Balance, December 31, 2003 & 2004	–	28,250	216,450	244,700
Additions during the year:
Claim maintenance	20,817	–	12,750	33,567
Geological consulting	34,821	–	–	34,821
Staking	8,500	–	–	8,500
Write-off of interest in unproven mineral properties	–	(28,250)	(229,200)	(257,450)
Balance, December 31, 2005	64,138	–	–	64,138

Total	$ 369,138	$ –	$ –	$ 369,138

(a)

Uranium Properties

On June 15, 2005, the Company entered into an option agreement with Bullion Fund Inc. ("Bullion"), pursuant to which it has acquired an undivided 90% working interest in 8 mineral claims located in northern Saskatchewan, 46 mineral claims located in Mineral County, Nevada, and 80 mineral claims located in Clark County, Nevada.  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in the claims.

As consideration for the claims, the Company will deliver the following to Bullion:

(i)

$100,000 cash payable in the following installments:

1)

$40,000 following execution of the purchase agreement;

2)

$10,000 within five days of the closing date:

3)

$25,000 on or before the date that is three months after the closing date; and

4)

$25,000 on or before the date that is six months after the closing date.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 7

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

4.

Interest in unproven mineral properties (continued)

(a)

Uranium Properties (continued)

The Company paid $75,000 as at December 31, 2005 and $25,000 subsequent to December 31, 2005 in accordance with the above instalment plan .

(ii)

$200,000 to be paid by the issuance of 500,000 common shares within five days of the closing date (issued).

The Company also paid a finder's fee of $30,000 or 10% of the purchase consideration to an arm’s length party through the issuance of 150,000 common shares at a price of $0.20 per share.

(b)

Pamlico & Gold Bar Properties

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. (“ABG”), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the “Letter of Intent”). The Letter of Intent required the parties to enter into a formal option agreement which allowed the Company to earn a 50% interest in ABG’s Pamlico and Gold Bar properties (the “Properties”).

Pursuant to the Letter of Intent, on September 27, 2002, the Company paid $107,500 to enter into an Option Agreement with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of ABG, whereby the Company was granted the sole and exclusive option (the “Option”) to earn a 50% interest in the Properties subject to the following terms:

(a)

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

i.

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (incurred) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

ii.

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

iii.

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 8

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

4.

Interest in unproven mineral properties (continued)

(b)

Pamlico & Gold Bar Properties (continued)

During the year ended December 31, 2003, the Company made an election to participate in the Gold Bar and Pamlico properties on a 5% basis with Bonanza and Bonanza will retain a 95% interest in the Properties.

Properties

Pamlico

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. The remaining payment of US$525,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments. In 2003, the Pamlico property was written-down by $281,832 to a value of $100,000, being management’s estimate of the recoverable amount.

During the current year, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all related capitalized acquisition and exploration costs incurred on the property of $100,000.

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

During the current year, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all related capitalized acquisition and exploration costs incurred on the property of $300,950.

5.

Share capital

(a)

Authorized

100,000,000 common shares are authorized, with no par value.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 9

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

5.

Share capital (continued)

 (b)

Issued and outstanding

Number of Shares		Amount
Common shares as at December 31, 2002 and 2003	23,812,916	$3,124,218
Consolidation on a 5:1 basis (i)	(19,050,333)	–
Private placement (ii)	2,500,000	375,000
Share issuance costs	–	(17,550)
Balance, December 31, 2004	7,262,583	3,481,668
Acquisition of interest in mineral properties (note 4(a))	650,000	230,000
Exercise of warrants	1,271,666	254,333
Private placement (iii)	5,112,150	1,597,030
Share issuance costs	–	(88,269)
Balance, December 31, 2005	14,296,399	$5,474,762

(i)

During the year ended December 31, 2004, the Company restructured its share capital through a five-to-one share consolidation. All per share amounts have been retroactively restated to reflect the share consolidation.

(ii)

During the year ended December 31, 2004, the Company completed a non-brokered private placement of 2,500,000 units at a price of $0.15 per unit for gross proceeds of $375,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder, on exercise, to purchase an additional common share of the Company at a price of $0.20 until August 27, 2005 and at a price of $0.30 until August 27, 2006. A finder’s fee of $17,550 was paid on a portion of this private placement.

(iii)

During the year ended December 31, 2005, the Company completed the following non-brokered private placements:

i) 500,000 units at a price of $0.15 per unit for total gross proceeds of $75,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.20 per share until July 27, 2006 and at a price of $0.30 per share until July 27, 2007.

ii) 3,247,150 flow-through units and 1,365,000 non-flow-through units priced at $0.33 per unit for total gross proceeds of $1,522,030. Each unit is comprised of one common share and one-half share purchase warrant. Each whole warrant entitles the holder, on exercise, to purchase one additional non-flow-through common share of the Company at a price of $0.50 per share until December 30, 2006. The Company accrued an aggregate of $88,269 as finders’ fees on a portion of the private placement, which were paid subsequent to December 31, 2005.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 10

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

5.

Share capital (continued)

(b)

(iii) continued

For income tax purposes, the subscription funds relating to the flow-through shares have been applied towards carrying out qualifying Canadian exploration activities in accordance with the Canadian Income Tax Act. The tax deductions and credits available for the expenditures are renounced in favour of the subscribers. (Note 10 (b))

(c)

Escrow shares

As at December 31, 2005, 325,522 (2004 – 901,416) common shares are held in escrow pursuant to a conversion of debt as follows:

i)

1,557,973 of the shares issued on the debt settlement were subject to a three year escrow agreement pursuant with TSX-V policies.  As at December 31, 2005, all of the 1,557,973 shares were released from escrow leaving a balance of nil shares in escrow pursuant to this agreement; and

ii)

542,538 of the shares issued on the debt settlement were subject to a six year escrow agreement pursuant to TSX-V policies. As at December 31, 2005, 217,016 shares were released from escrow leaving a balance of 325,522 shares in escrow pursuant to this agreement.

(d)

Warrants

Each whole warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average	Weighted average life
	common shares	exercise price	remaining (Years)
Balance, December 31, 2003	13,180,241	$0.18	0.83
Consolidation on a 5:1 basis	(10,544,193)	–	–
Issued	2,500,000	0.20	2.00
Expired	(2,636,048)	0.18	–
Balance, December 31, 2004	2,500,000	0.20	1.65
Exercise of warrants	(1,271,666)	0.20	–
Issued	2,806,075	0.45	1.00
Balance, December 31, 2005	4,034,409	$0.37	1.29

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 11

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

5.

Share capital (continued)

(d)

Warrants (continued)

Share purchase warrants outstanding at December 31, 2005 are as follows:

Number of Shares	Exercise Price	Expiry Date
1,228,334	Year 2 $0.30	August 27, 2006
500,000	Year 1 $0.20	July 27, 2006
	Year 2 $0.30	July 27, 2007
2,306,075	Year 1 $0.50	December 30, 2006
4,034,409

(e)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.  A summary of the status of the options outstanding and exercisable are as follows:

	Number of	Weighted average	Weighted average life
	common shares	exercise price	remaining (Years)
Balance, December 31, 2003	1,140,000	$0.10	3.94
Consolidation on a 5:1 basis	(912,000)	0.10	–
Cancelled	(2,000)	0.15	–
Granted	416,000	0.15	5.00
Balance, December 31, 2004	642,000	0.13	3.97
Cancelled	(8,000)	0.15	–
Granted	318,000	0.32	5.00
Balance, December 31, 2005	952,000	$0.19	3.57

The following table summarizes the stock options outstanding at December 31, 2005:

	Number outstanding at	Number exercisable at
Exercise price	December 31, 2005	Expiry date	December 31, 2005
$0.15	164,000	November 19, 2007	164,000
$0.15	60,000	February 4, 2008	60,000
$0.15	410,000	July 13, 2009	410,000
$0.32	318,000	October 5, 2010	172,572
	952,000		806,572

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 12

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

5.

Share capital (continued)

(f)

Contributed surplus

	2005	2004	2003
Balance, beginning of year, as previously reported	$98,895	$990	$990
Adjustment to reflect change in accounting for
Stock options (note 2(i))	–	45,408	–
Balance, beginning of year, restated	98,895	46,398	990
Stock-based compensation	44,774	52,497	–
Balance, end of year	$143,669	$98,895	$990

The Company has restated the opening balances of its deficit and contributed surplus accounts to reflect the opening balances of these accounts as though the Company had recorded the fair value of employee stock based compensation in the statement of operations from the initial adoption of CICA Handbook 3870 on January 1, 2002. For the years ended 2002 and 2003, the amount of stock based compensation that would have been charged to the statement of operations and contributed surplus was $20,598 and $24,810 respectively.

6.

Stock-based compensation

During the year, stock based compensation has been charged to operations as follows:

Fair values contemplated under CICA Handbook 3870	2005	2004	2003
Options granted July 13, 2004 (a)	13,491	33,709	-
Options granted February 4, 2003	-	2,632	-
Repriced 166,000 stock options to $0.15 share (b)	-	9,269	-
Repriced 60,000 stock options to $0.15 share (b)	-	6,887	-
Options granted October 5, 2005 (c)	31,283	-	-
	44,774	52,497	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

(a)

On July, 13, 2004, the Company granted 416,000 stock options to consultants, directors and officers. The options are exercisable at $0.15 per common share and expire 5 years from the date of grant. The fair value of these options was estimated at $47,198 ($0.11 per option). The vesting provisions of these options allocates the amount of compensation to be recorded

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 13

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

6.

Stock-based compensation (continued)

(a)

(continued)

over an eighteen month service period. In 2005, the company recognized $13,491 (2004 – $33,709) in compensation expense related to these options.

(b)

During the year ended December 31, 2004, the Company re-priced its existing stock options to certain employees and directors to acquire 166,000 common shares (post-consolidation) at a price of $0.50 per share and 60,000 common shares (post-consolidation) at a price of $0.55 per share, exercisable on or before November 19, 2007 and February 4, 2008 respectively, to $0.15 per share.

(c)

During the year ended December 31, 2005, the Company granted 318,000 stock options to insiders, employees and consultants. The options are exercisable at $0.32 per common share and expire October 5, 2010. In 2005, the Company recognized $31,283 in compensation expense related to these options. Management estimates a further $26,361 in compensation expense to be recognized in 2006 and 2007, subject to actual cancellations and forfeitures.

Under the Stock based compensation guidelines, CICA Handbook 3870, a modification of an outstanding award that results in an improvement to an existing reward should be valued for the incremental increase in the fair value. The 166,000 stock options, repriced from $0.50 per share to $0.15 per share, were estimated to incrementally increase the fair value by $9,269. Similarly, the 60,000 stock options, repriced from $0.55 per share to $0.15 per share, was estimated to incrementally increase the fair value by $6,887.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk free interest rate	3%	3%	5%
Expected dividend yield	0%	0%	0%
Stock price volatility	91%	98%	80%
Expected life of options	3 years	3 years	5 years

The weighted average fair value of options granted during the year ended December 31, 2005 is $0.15 (2004 – $0.11; 2003 - $0.09) per share.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 14

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

7.

Income taxes

The components of the future income tax assets are as follows:

	2005	2004
Corporate tax rate	(34.1%)	(35.6%)
Future income tax assets:
Available non-capital losses	$597,000	$402,000
Unused earned depletion base	9,000	9,000
Canadian exploration expenses	28,000	28,000
Canadian development expenses	12,000	10,000
Foreign exploration and development expenses	417,000	318,000
Other	2,000	–
	1,065,000	749,000
Valuation allowance	(1,065,000)	(749,000)
Net future income tax assets	$–	$–

Management has determined that sufficient likelihood of realization of the future potential benefits arising from the above tax based components has not been established. Accordingly, a 100% valuation allowance has been provided.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years.  These losses expire commencing in 2006 through 2016. The exploration and development expenses can be carried forward indefinitely.

During the current year, the Company issued 3,247,150 common shares on a flow-through basis for gross proceeds of $1,071,560. The flow-through subscription agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants (Note 10 (b)).

8.

Related party transactions

(a)

During the year ended December 31, 2005, the Company paid or accrued $60,000 (2004 – $60,000; 2003 – $60,000) for management fees and $12,000 (2004 – $12,000; 2003 – $12,000) for administrative fees to a company owned by directors of the Company.

(b)

During the year ended December 31, 2005, the Company paid or accrued $nil (2004 – $17,723; 2003 – $15,680) for rent to a company having a director in common.

(c)

During the year ended December 31, 2005, the Company paid or accrued $2,000 (2004 – $nil; 2003 – $nil) for consulting fees to a company owned by a director of the Company.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 15

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

8.

Related party transactions (continued)

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9.

Segmented information

The Company has one reportable operating segment, the acquisition and exploration of mineral properties. Geographical information is as follows:

	Property and equipment	Interest in unproven mineral properties	Total assets	Loss for the year
2005
Canada	$ 8,355	$ 349,322	$ 1,997,196	$ 329,769
United States	-	19,916	19,916	400,950

Total	$ 8,355	$ 369,138	$ 2,017,112	$ 730,719

2004
Canada	$ 4,142	$ -	$ 208,640	$ 227,265
United States	-	388,200	388,200	-

Total	$ 4,142	$ 388,200	$ 596,840	$ 227,265

10.

Commitments

(a)

On December 15, 2005, the Company entered into a contractor agreement with KAL Exploration Inc. (“KAL”), commencing January 1, 2006 for a 1 year period, whereby the Company will pay a maximum of $12,000 per month and a bonus payout of a maximum of $120,000 per year to KAL for consulting services. Pursuant to the contractor agreement, the Company granted KAL 500,000 stock options, subsequent to December 31, 2005, exercisable at $0.32 per common share which expire 1 year from the date of grant.

(b)

During 2005 the Company obtained equity financing by completing a private placement whereby 3,247,150 flow-through common shares were issued for proceeds totalling $1,071,560 (2004 - $Nil).  The Company is committed to expending the funds on qualifying exploration in accordance with the provisions of the Canadian Income Tax Act. As at December 31, 2005 the Company has $1,071,560 of cash on hand relating to its unexpended 2005 flow-through commitments.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 16

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

11.

Subsequent events

Subsequent to December 31, 2005:

(a)

The Company entered into an agreement with Coast Mountain Geological Ltd. (“Coast Mountain”) for contracting services whereby Coast Mountain will undertake a Work Program on claims located in Saskatchewan held by the Company. The Company paid Coast Mountain $100,000 as a service fee, pursuant to the terms of the agreement.

(b)

The Company granted 500,000 stock options to an employee of the Company. The stock options are exercisable at $0.35 per common share which expire 2 year from the date of grant. The granting of these stock options is subject to shareholder approval.

(c)

The Company staked an additional 8 mineral claims located in northern Saskatchewan.

(d)

The Company submitted a proposal with Miller-Berdahl Partnership (“Miller-Berdahl”) to enter into an 3 year option period agreement to acquire a 100% interest, net of a 2.5% net smelter royalty, in certain claims, held by Miller-Berdahl, located in Wyoming, USA. Under the terms of the option agreement, the Company will make payments to Miller-Berdahl totaling $750,000 cash (of which $25,000 has been paid) and 500,000 common shares, over a period of 3 years. The agreement is subject to approval by the TSX-V.

(e)

The Company entered into an investor’s relations agreement with Stirling Investor Relations Inc. (“Stirling”), whereby the Company will pay Stirling $3,500 per month for a period of 3 months. Pursuant to the investor relations agreement, the Company granted Stirling 60,000 stock options exercisable at $0.45 per common share which expire 1 year from the date of grant. The investor’s relation agreement is subject to approval by the TSX-V and the granting of these stock options is subject to approval by the shareholders and the TSX-V.

(f)

The Company entered into an investor relations agreement, for a term of 3 months, with Small Cap Invest Ltd. (“Small Cap”), whereby the Company will pay Small Cap 5,000 euros per month plus expenses, for a period of 1 year (terminable within any 15 day period after the first month). Pursuant to the investor relations agreement, the Company granted Small Cap 300,000 stock options exercisable at $0.50 per common share which expire 2 years from the date of grant. The investor relations agreement is effective April 10, 2006, subject to approval by the TSX-V and the granting of these stock options are subject to approval by the shareholders and the TSX-V.

(g)

The Company announced a non-brokered private placement of up to 7,000,000 units at a price of $0.50 per unit for gross proceeds of up to $3,500,000, subject to approval by the TSX-V. Each unit will consist of one common share and a one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 per share for a period of 1 year. A finders’ fee of 7% will be paid on a portion of this private-placement.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 17

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

11.

Subsequent events (continued)

(h)

The Company announced a non-brokered private placement of up to 2,800,000 units at a price of $0.52 per unit for gross proceeds of up to $1,465,000, subject to approval by the TSX-V. Each unit will consist of one common share and a one-half share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.68 per share for a period of 1 year.

(i)

The Company received $24,000 in proceeds from the exercise of 160,000 stock options.

(j)

The Company received $12,580 in proceeds from the exercise of 41,667 warrants.

(k)

The Company granted 300,000 stock options to an employee of the Company. The stock options are exercisable at $0.50 per common share which expire 2 years from the date of grant. The granting of these stock options is subject to the Company’s stock option plan and approval from the TSX-V.

12.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP. A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 18

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

12.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(b)

Stock-based compensation (continued)

The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Company has continued measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined no compensation cost is required to be recorded for US GAAP purposes, relating to employee stock-based compensation awards.

However, commencing January 1, 2004 under Canadian GAAP the Company records employees stock compensation using the fair value method, accordingly for 2004 an adjustment is required to reconcile to US GAAP.

 Under SFAS 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2001.

In December 2004, the FASB issued SFAS No.123(R) (revised 2004), "Share-Based Payment." SFAS No. 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

The Company anticipates that upon adoption of SFAS No.123(R) there will be no material difference between stock compensation as determined under US GAAP versus that determined under Canadian GAAP.

The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25 (“FIN 44”), which provides

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 19

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

12.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(b)

Stock-based compensation (continued)

guidance as to certain applications of APB 25.  FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998.

In 2004, the Company re-priced 166,000 stock options, from $0.50 per share to $0.15 per share and 60,000 stock options, from $0.55 per share to $0.15 per share. The stock options were deemed to be a modification of options originally granted and as such are subject to variable accounting in accordance with the provisions under FIN 44. Of the total 226,000 stock options which were re-priced, there were 222,400 which remained outstanding in 2005. As at December 31, 2005 the market price of the Company’s shares exceeded the exercise price of these stock options and accordingly, a compensation expense of $33,600 (2004 - $nil; 2003 - $nil ) was recorded.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during the implementation of SFAS No.  123R.

(c)

Earnings per share

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow.  Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

(d)

Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(e)

Flow-through shares

Under Canadian GAAP, future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company in connection with the issuance of flow-through common shares are recorded as a reduction of share capital at the time of renunciation.  Under US GAAP, the cost of the renounced expenditures is recorded as a liability and reduction of share capital on issuance of the flow through shares.  Under Canadian GAAP, the amount of this reduction is measured as the tax effected value of the renounced expenditures while under US GAAP, the amount of this reduction is measured by comparison of the flow-through common share price versus the fair value of the Company’s ordinary common shares.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 20

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

12.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(e)

Flow-through shares (continued)

Management has determined that was no difference during the current year in the accounting for the issuance of flow-through shares between Canadian GAAP and US GAAP, as the price of the Company’s flow-through common shares was estimated to be equal to the fair value of the Company’s ordinary common shares, on the date of issuance.

(f)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2005, 2004, and 2003, comprehensive loss equals the loss for the year.

(g)

Exploration stage company

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable mineral properties.

However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

Recent accounting pronouncements

(h)

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company

(i)

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations. Under the provisions of FIN No. 47, the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity while the obligation to perform the asset retirement activity is unconditional. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is required to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 21

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

12.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(i)

(continued)

Company has adopted FIN No. 47 as of December 31, 2005. Adoption of this pronouncement did not have a significant effect on the 2005 financial statements, and management does not expect this pronouncement to have a significant effect on the Company’s future reported financial position or earnings.

(j)

In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. Management does not believe the adoption of this FSP will have a material impact on the Company’s future reported financial position or results of operations.

 (k)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:

(i)	Assets
		December 31,	December 31,
		2005	2004
	Total assets, under Canadian GAAP	$ 2,017,112	$ 596,840
	Adjustment for interest in unproven mineral properties (note 12(a))	(369,138)	(388,200)
	Total assets, under US GAAP	$ 1,647,974	$ 208,640

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 22

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

12.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

 (k)

Reconciliation (continued):

(ii)	Deficit
		December 31,	December 31,
		2005	2004

	Deficit Canadian GAAP, as restated (Note 2(i))	$ (3,724,072)	$ (2,766,088)
	Variable accounting for repriced employee stock options(12(b))	(33,600)	--
	Application of intrinsic value method of accounting for employee stock options (Note 2(b))	44,774	45,408
	Adjustment for interest in unproven mineral properties (Note 12(a))	(369,138)	(388,200)
	Deficit, under US GAAP	$ (4,082,036)	$ (3,108,800)

(iii)	Contributed surplus
		December 31,	December 31,
		2005	2004

	Contributed surplus Canadian GAAP, as restated (Note 5(f))	$ (143,669)	$ (98,895)
	Vairable accounting for repriced employee stock options (Note 12(b))	(33,600)	–
	Application of the intrinsic value method of accounting for employee stock options (Note 12(b))	–	97,905
	Contributed surplus, under US GAAP	$ (177,269)	$ (990)

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 23

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

12.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

 (k)

Reconciliation (continued):

(iv)	Net loss and loss per share for the year
		Years ended December 31,
		2005	2004	2003

	Net loss for the year, under Canadian GAAP	$ (730,719)	$ (227,265)	$ (497,382)
	Adjustment for interest in unproven mineral properties (Note 12(a))	(369,138)	–	(388,200)
	Variable accounting for repriced employee stock options (Note (b))	(33,600)	–	–
	Adjustment for intrinsic value method of accounting for employee stock options (Note12(b))	44,774	52,497	–
	Net loss for the year, under US GAAP	$(1,088,683)	$ (174,768)	$ (885,582)

Weighted average number of common shares outstanding under US GAAP, basic and diluted	6,513,212	4,420,377	3,339,518

Loss per share, basic and diluted under US GAAP (Note 12(c))	$ (0.17)	$ (0.04)	$ (0.05)

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Notes to Financial Statements, page 24

Years ended December 31, 2005, 2004 and 2003

(In Canadian Dollars)

12.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(k)

Reconciliation (continued):

(v)	Cash used in operating activities
		Years ended December 31,
		2005	2004	2003

	Cash used in operating activities, under Canadian GAAP	$ (191,782)	$ (196,514)	$ (178,655)
	Interest in unproven mineral properties (Note 12(a))	(151,888)	–	(46,532)
	Cash used in operating activities, under US GAAP	$ (343,670)	$ (196,514)	$ (225,187)

(vi)	Cash used in investing activities
		Years ended December 31,
		2005	2004	2003

	Cash used in investing activities, under Canadian GAAP	$ (158,004)	$ (3,389)	$ (48,652)
	Interest in unproven mineral properties (note 12(a))	151,888	–	46,532
	Cash used in investing activities, under US GAAP	$ (6,116)	$ (3,389)	$ (2,120)